Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity
PSA Finance Argentina Cía. Fiananciera S.A.	Republic of Argentina	Financial institution
BBVA Asset Management Argentina S.A.	Republic of Argentina	Investment fund manager
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension fund manager
Volkswagen Financial Services S.A.	Republic of Argentina	Financial institution